UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: October 31, 2025	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

English translation of Company’s October 31, 2025 filing with the Taiwan Stock Exchange Corporation’s (“TWSE”)
Market Observation Post System (“MOPS”).

Date of announcement: 2025/10/31

Subject: Announcement of the Company’s shares repurchase expiration and execution status

Date of events: 2025/11/01

To which item it meets: Article 4, Paragraph 1, Item 35 of the Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities

Statement:

1.
Originally determined ceiling on total monetary amount of the share repurchase (NTD): 16,214,828,000
2.
Originally scheduled period for the repurchase: 2025/09/03~2025/11/01
3.
Originally determined number of shares to be repurchased (shares): 15,000,000
4.
Originally determined repurchase price range (NTD): 16.80~32.00
5.
Actual period of the current repurchase: 2025/09/03~2025/10/31
6.
Number of shares currently repurchased (shares): 12,717,000
7.
Total monetary amount of shares currently repurchased (NTD): 365,222,801
8.
Current average repurchase price per share (NTD): 28.72
9.
Cumulative number of the company’s own shares held (shares): 21,822,000
10.
Cumulative number of the company’s own shares as a percentage of the total number of the company’s issued shares (%): 3.04
11.
Reason for non-completion of the current share repurchase: In order to protect the interests of shareholders and take into account the market mechanisms, the Company adopted a phased repurchase strategy within the price range depending on the stock price changes. As the result, the repurchase was not fully executed.
12.
Any other matters that need to be specified: Because the last day of the repurchase period would fall on a holiday, so the announcement was made after the market closed on the last trading day of the period.